Exhibit 99.1

Macrocure Ltd. Condensed Interim Consolidated Financial Statements As of June 30, 2015 Unaudited

Macrocure Ltd.

Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2015

Macrocure Ltd.

Unaudited Condensed Interim Consolidated Statements of Financial Position as of

U.S. dollars in thousands

	June 30	December 31
	2015	2014
Assets

Current assets
Cash and cash equivalents	9,588	10,868
Short-term investments	26,324	35,313
Accounts receivable	344	536
Total current assets	36,256	46,717

Non-current assets
Property and equipment, net	459	451
Intangible assets, net	-	276
Deposits	5	1,255
Total non-current assets	464	1,982

Total assets	36,720	48,699

Liabilities and Shareholders’ Equity

Current liabilities
Trade and other payables	2,810	2,488
Total current liabilities	2,810	2,488

Total liabilities	2,810	2,488

Shareholders’ equity
Ordinary shares of NIS 0.01 par value	46	45
Share premium	100,361	95,941
Capital reserve	7,443	6,167
Warrants held by shareholders	7,835	12,256
Accumulated deficit	(81,775)	(68,198)
Total shareholders’ equity	33,910	46,211

Total liabilities and shareholders’ equity	36,720	48,699

The accompanying notes are an integral part of these financial statements.

Macrocure Ltd.

Unaudited Condensed Interim Consolidated Statements of Loss

U.S. dollars in thousands

	Six months ended
	June 30
	2015	2014
Research and development expenses, net	10,071	5,917
General and administrative expenses	3,544	1,823
Operating Loss	(13,615)	(7,740)

Financing income	170	22
Financing expense	(45)	(11)
Financing income, net	125	11

Loss before income tax	(13,490)	(7,729)
Taxes on income	(87)	(78)

Loss for the period	(13,577)	(7,807)

Other Comprehensive Income	15	-

Total comprehensive loss for the period	(13,562)	(7,807)

Loss per share - basic and diluted
(in U.S. dollars)	(0.74)	(1.05)

The accompanying notes are an integral part of these financial statements.

Macrocure Ltd.

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

U.S. dollars in thousands

					Warrants
	Ordinary	Preferred		Capital	held by	Accumulated
	shares	shares	Premium	Reserve	shareholders	deficit	Total
For the six-month period ended June 30, 2015:

Balance as of January 1, 2015	45	-	95,941	6,167	12,256	(68,198)	46,211
Total comprehensive loss for the period:
Change in value of available-for-sale	-	-	-	15	-	-	15
Loss for the period	-	-	-	-	-	(13,577)	(13,577)
Total comprehensive loss for the period	-	-	-	15	-	(13,577)	(13,562)

Exercise of warrants	1	-	4,420	-	(4,421)	-	-
Share based compensation	-	-	-	1,261	-	-	1,261

Balance as of June 30 ,2015	46	-	100,361	7,443	7,835	(81,775)	33,910

For the six-month period ended June 30, 2014:

Balance as of January 1, 2014	20	*	48,158	5,117	8,219	(42,747)	18,767
Expiration of options	-	-	308	(308)	-	-	-
Exercise of options	*	-	170	(170)	-	-	*
Share based compensation	-	-	-	567	-	-	567
Loss for the period	-	-	-	-	-	(7,807)	(7,807)

Balance as of June 30 ,2014	20	*	48,636	5,206	8,219	(50,554)	11,527

*           Represents an amount lower than $1.

Macrocure Ltd.

Unaudited Condensed Interim Consolidated Statements of Cash Flows

U.S. dollars in thousands

	Six months ended
	June 30
	2015	2014
Cash flows from operating activities:
Loss for the period	(13,577)	(7,807)

Adjustments:
Depreciation	48	57
Amortization	276	276
Financing income, net	(125)	(11)
Taxes on income	87	78
Share based compensation	1,261	567
	1,547	967
Changes in operating assets and liability items:
Decrease (increase) in accounts receivable	180	(1,579)
Increase in trade and other payables	392	1,308
	572	(271)

Income tax paid	(76)	(152)
Interest received	250	8

Net cash used in operating activities	(11,284)	(7,255)

Cash flows from investing activities:
Purchase of property and equipment	(57)	(106)
Redemption of long-term deposits	3	6
Redemption of short-term deposits	9,632	-
Investment in available-for-sale financial assets	(418)	-
Repayment of available-for-sale financial assets	865	-

Net cash used in investing activities	10,025	(100)

Cash flows from financing activities:
Prepaid issuance costs	-	(443)

Net cash provided by financing activities	-	(443)

Net decrease in cash and cash equivalents	(1,259)	(7,798)

Effect of exchange rate changes on cash and cash
equivalents	(21)	(6)

Cash and cash equivalents at beginning of the period	10,868	18,995

Cash and cash equivalents at end of the period	9,588	11,191

The accompanying notes are an integral part of these financial statements.

Macrocure Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2015

U.S. dollars in thousands (except share and per share data)

Note 1 - General Information

1.
Macrocure Ltd. (the “Company”) was incorporated in Israel on January 14, 2008. The registered address of the Company's office is 25 Hasivim St. Petach Tikva, Israel. Since its inception, the Company has been engaged in the biotechnology field and focused on developing, manufacturing and commercializing novel cell therapy products to address unmet needs in the treatment of chronic and other hard-to-heal wounds, as well as other potential regenerative medicine applications.

The Company’s lead cell-based biological product, CureXcell, is currently in a Phase 3 pivotal clinical trial targeting a broad indication for the treatment of hard-to-heal diabetic foot ulcers (“DFU”). The Company also commenced a phase 3 trial for the treatment of hard-to-heal venous leg ulcers (“VLU”). The Company’s main goal is to submit a Biologics License Application (“BLA”) with the U.S. Food and Drug Administration (“FDA”) and an application for marketing authorization with the European Medicines Agency (“EMA”). CureXcell was approved for treatment of DFUs and VLUs by the Israeli Ministry of Health in 2000.

2.	The Company has incurred operational losses in each year since its inception and does not expect to generate significant revenue unless and until it obtains marketing approval for CureXcell.

3.
On August 5, 2014 the Company closed an Initial Public Offering (“IPO”) of its ordinary shares, which resulted in the sale of 5,350,000 ordinary shares at a public offering price of $10 per share, before underwriting discounts. The underwriters had a 30-day option to purchase up to 802,500 additional shares at a public offering price of $10 per share, no option was exercised by the underwriters. The Company received net proceeds from the IPO of approximately $46.7 million (net of issuance costs and underwriting discounts of approximately $6.8 million).

In addition, 81,435 preferred A shares and 27,241 warrants to purchase preferred A shares were automatically converted into 3,746,010 ordinary shares and 1,253,086 warrants to purchase ordinary shares, respectively. In addition, the vesting of the remaining unvested portion of the options to purchase 859,602 ordinary shares held by an officer of the Company was accelerated.

4.
The unaudited condensed interim consolidated financial statements of the Company. as of and for the six-month and three-month periods ended June 30, 2015, comprise the Company and its wholly owned U.S. subsidiary (together referred to as the “Company”).

Note 2 - Basis of Preparation

A.	Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all of the information required for full annual financial statements. They should be read in conjunction with the financial statements as of and for the year ended December 31, 2014 (hereinafter – “the annual financial statements”).

These condensed interim consolidated financial statements were authorized for issue by the Company’s Board of Directors on August 4, 2015.

Macrocure Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2015

U.S. dollars in thousands (except share and per share data)

Note 2 - Basis of Preparation (cont’d)

B.	Use of estimates and judgments

The preparation of the unaudited condensed interim consolidated financial statements in conformity with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standard Board (“IASB”), requires management to make judgments, estimates and assumptions that affect the implementation of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key assumptions used in estimates involving uncertainty are consistent with those applied in the annual financial statements.

Note 3 - Significant Accounting Policies

The accounting policies applied by the Company in these unaudited condensed interim consolidated financial statements are the same as those applied by the Company in its annual financial statements.

Note 4 - Contingent Liability

Further to Note 10(J) to the Company's financial statements as of and for the year ended December 31, 2014, Cognate Bioservices, Inc. and additional plaintiffs (together- "Cognate") filed an amended complaint to the District Court of Maryland on March 18, 2015, adding the Company as an additional defendant in their legal proceeding against a former employee of the Company.

Due to the early stage of the abovementioned proceeding, the effect of the proceeding on the Company cannot be determined.

Note 5 - Equity

A.            Credit line

On July 10, 2014, the Company entered into a convertible loan agreement with a related party (‘‘the Lender’’), pursuant to which the Lender made available a line of credit to the Company in an amount of up to $10 million that the Company may draw upon in one or more installments, at its sole discretion. The line of credit would expire upon the earlier of (i) the consummation of an IPO or (ii) 12 months following the execution of the convertible loan agreement. Any amounts outstanding under the line of credit as of the consummation of an IPO would automatically convert into ordinary shares of the Company to be issued to the Lender at the price per share being paid by the public in an offering.

Macrocure Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2015

U.S. dollars in thousands (except share and per share data)

Note 5 - Equity (cont’d)

A.            Credit line (cont’d)

In consideration of this line of credit, the Company issued to the Lender warrants to purchase 439,760 ordinary shares of the Company at a price per share equal to NIS 0.01. The warrants will expire 10 years following the date of the convertible loan agreement, or earlier if the Company consummate a merger, sale of all or substantially all of its assets, license of all or substantially all of its intellectual property or similar transaction.

Further to that mentioned in Note 1(3) above, on August 5, 2014 , the Company closed an IPO of its ordinary shares and the Company’s right to draw funds under the convertible credit line was terminated.

As a result of the aforesaid, in 2014, the Company recognized a financing expense in the amount of $4,371 that reflects the line of credit provided .

In February 2015, the Lender has exercised all of his warrants to purchase ordinary shares into ordinary shares.

B.            Share-based compensation

(1)           Share- based compensation plans for employees and consultants:

As of June 30, 2015, the number of ordinary shares reserved for issuance under the Company's option plans (the "Pool") totaled to 2,931,639 options to purchase ordinary shares, including the board resolution on February 5, 2015 to increase the Pool by 400,000 options.
As of June 30, 2015, 242,761 options to purchase ordinary shares are available for future grants.

(2)           Options grants during 2015:

1.
In February, March and May 2015, the Company's Board of Directors approved a grant of 305,000 options to certain officers under the Company’s 2013 Option Plan (hereinafter- “Plan”) at an weighted average exercise price of US$9.66 per share. Under the Plan, the options vest over a period of four years and are exercisable within 10 years from the date of grant, upon payment of an exercise price.

2.
In March 2015, the Company's Board of Directors approved a grant of 135,000 options to the Company President and CEO under the Company’s 2013 Plan  at an exercise price of US$9.33 per share. The vesting of the options would occur over a four year period but would only begin upon the achievement of a particular milestones. The options are exercisable within 10 years from the date of grant, upon payment of an exercise price.

3.
On June 30, 2015,  the Company's Board of Directors approved a grant of 158,640 options to certain officers and employees, under the Company’s 2013 Plan at an exercise price of US$13.62 per share. The vesting of the options would occur over a four year period but would only begin upon the achievement of a particular milestones. The options are exercisable within 10 years from the date of grant, upon payment of an exercise price.

Macrocure Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2015

U.S. dollars in thousands (except share and per share data)

Note 5 - Equity (cont’d)

B.            Share-based compensation (cont’d)

The assumptions used to measure the fair value are as follows:

Share option
plan
The assumptions used to calculate fair value:
Share price (at grant date) (in U.S. dollar)	9.42-13.85
Expected volatility (1)	82%
Expected life of share options (in years) (2)	5-7
Risk-free interest rate (3)	1.94%-2.11%
Dividend yield	0%

(1)	Based on the implied volatility of Ordinary shares according to comparable drug companies that are publicly traded.

(2)
The expected life of the share options is based on the midpoints between the available exercise dates (the end of the vesting periods) and the last available exercise date (the contractually expiry date), as adequate historical experience is not available to provide a reasonable estimate.

(3)	Based on zero coupon U.S. treasury bonds fixed with maturity equal to expected terms.

Note 6 - Financial Instruments

(1)	Financial instruments which their fair value approximates their carrying amounts

The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, accounts receivables, deposits, trade and other payables, are the same as or approximate to their fair value.

(2)	Fair value hierarchy

The table below analyzes financial instruments carried at fair value, using a valuation method in accordance with the fair value hierarchy level. The different levels have been defined as follows:

—	Level 1: quoted prices (unadjusted) in active markets for identical instruments

—	Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly

—	Level 3: inputs that are not based on observable market data (unobservable inputs).

	June 30, 2015
	Level 1	Level 2	Level 3	Total
Financial assets:
Available for sale financial assets	16,880	-	-	16,880
	16,880	-	-	16,880

Macrocure Ltd.

Notes to the Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2015

U.S. dollars in thousands (except share and per share data)

Note 6 - Financial Instruments (cont’d)

(2)	Fair value hierarchy (cont’d)

	December 31, 2014
	Level 1	Level 2	Level 3	Total
Financial assets:
Available for sale financial assets	17,484	-	-	17,484
	17,484	-	-	17,484

Note 7 - Subsequent Events

On August 4, 2015, the Company’s board of directors resolved to approve the Company's filing a shelf registration statement on Form F-3 with the Securities and Exchange Commission to enable the Company to potentially conduct an offering or offerings of the Company’s ordinary shares, rights, warrants and units comprising any combination of these securities having an aggregate offering price of up to $125 million.